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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

                              AMENDMENT NO. 2

                             (FINAL AMENDMENT)

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         GLOBAL MOTORSPORT GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                             FREMONT PARTNERS, L.P.
                      FREMONT ACQUISITION COMPANY III, LLC
                                   (BIDDERS)

                               ----------------

   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

           ROBERT JAUNICH II                        MARK WILLIAMSON
         FREMONT PARTNERS, L.P.                       KEVIN BAKER
           50 FREMONT STREET              FREMONT ACQUISITION COMPANY III, LLC
               SUITE 3700                      C/O FREMONT PARTNERS, L.P.
        SAN FRANCISCO, CA 94105                    50 FREMONT STREET
             (415) 284-8500                            SUITE 3700
                                                SAN FRANCISCO, CA 94105
                                                     (415) 284-8500

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:

                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 984-6400


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                                 TENDER OFFER

  This Amendment No. 2 (Final Amendment) amends and supplements and constitutes the final amendment to, the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on August 7, 1998, by Fremont Partners, L.P., a Delaware limited partnership ("Parent") and Fremont Acquisition Company III, LLC, a Delaware limited liability company ("Purchaser"), relating to the offer by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), to purchase up to 4,820,000 outstanding shares (the "Shares") of its common stock, par value $.001 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which together constitute the "Offer").

  Capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase and the Statement.






ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended and supplemented by adding thereto the following:

    "The Offer expired at 5:00 p.m., New York City time, on Friday, September 25, 1998 (the "Expiration Time"), and will not be extended. No Shares were purchased and all Shares tendered and not properly withdrawn as of the Expiration Time will be returned by the Depositary.

    As of the Expiration Time, 4,067,747 Shares were validly tendered and not properly withdrawn.

    On September 28, 1998, the Company issued a press release announcing the termination of the Merger Agreement pursuant to that certain Termination and Release Agreement, dated as of September 25, 1998 (the "Termination Agreement"), by and among the Company, Purchaser and GMS Acquisition Corp. and the expiration of the Offer. The full text of such press release and the Termination Agreement are filed herewith as Exhibits (a)(12) and
  (c)(5), respectively, and are incorporated herein by reference."

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding thereto the following
Exhibits:

    (a)(12) Press Release issued by the Company on September 28, 1998.

    (c)(5) Termination and Release Agreement, dated as of September 25, 1998, by and among the Company, Fremont Acquisition Company III, LLC and GMS Acquisition Corp.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 1998

                                       FREMONT ACQUISITION COMPANY III, LLC

                                            /s/ Kevin Baker
                                       By: ___________________________________
                                            Kevin Baker
                                            Vice President and Secretary

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 1998

                                       FREMONT PARTNERS, L.P.

                                       By: FP Advisors, L.L.C., its general
                                       partner

                                          By: Fremont Group, L.L.C., its
                                          managing member

                                            By: Fremont Investors, Inc., its
                                            manager

                                              By:
                                                      /s/ R.S. Kopf
                                                -------------------------------
                                                 Name: R. S. Kopf
                                                 Title:Managing Director,
                                                      General Counsel and
                                                      Secretary

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                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER*  DESCRIPTION                                                      PAGE
  -------  -----------                                                      ----
 (a)(1)    Offer to Purchase, dated July 13, 1998, as amended............
 (a)(2)    Letter of Transmittal, dated July 13, 1998....................
 (a)(3)    Letter to Clients, dated July 13, 1998, for use by Brokers,
           Dealers, Commercial Banks, Trust Companies and other Nominees.
 (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies
           and other Nominees, dated July 13, 1998.......................
 (a)(5)    Notice of Guaranteed Delivery, dated July 13, 1998............
 (a)(6)    Guidelines for Certification of Taxpayer Identification Number
           on Substitute Form W-9........................................
 (a)(7)    Press Release issued by the Company and Fremont Acquisition
           Company III, LLC on June 29, 1998.............................
 (a)(8)    Form of Summary Advertisement, as published in the Wall Street
           Journal on July 13, 1998......................................
 (a)(9)    Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
           June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (a)(1) above)................................
 (a)(10)   Letter to Stockholders, dated July 13, 1998, from Joseph F.
           Keenan, Chairman of the Board of the Company..................
 (a)(11)** Press Release issued by the Company on August 11, 1998........
 (a)(12)   Press Release issued by the Company on September 28, 1998.....
 (b)(1)    Commitment letter, dated June 28, 1998, by Bank of America
           National Trust and Savings Association, Bankers Trust Company
           and BancAmerica Robertson Stephens to Fremont Acquisition
           Company III, LLC..............................................
 (b)(2)    Letter, dated June 27, 1998, by BT Alex. Brown Incorporated and BancAmerica Robertson Stephens to Fremont Acquisition
           Company III, LLC..............................................
 (c)(1)    Amended and Restated Agreement and Plan of Merger, dated as of
           June 28, 1998, by and among the Company, Fremont Acquisition
           Company III, LLC, and GMS Acquisition Corp....................
 (c)(2)    Stockholder Agreement, dated as of June 28, 1998, by and among
           Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto...................
 (c)(3)    Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners......................
 (c)(4)    Rights Agreement, dated as of November 13, 1996, by and
           between the Company and American Stock Transfer and Trust
           Company.......................................................
 (c)(5)    Termination and Release Agreement, dated as of September 25,
           1998, by and among the Company, Fremont Acquisition Company
           III, LLC and GMS Acquisition Corp. ...........................

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 *  Except for Exhibits (a)(11), (a)(12) and (c)(5), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on August 7, 1998.

 **  Filed with the Securities and Exchange Commission on August 12, 1998.

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